SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

K-Sea Transportation Partners L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

48268Y101

(CUSIP Number)

Timothy J. Casey

One Tower Center Boulevard, 17th Floor

 East Brunswick, New Jersey 08816

Telephone: (732) 565-3818

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 16, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of  this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48268Y101

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person EW Transportation LLC (See Note 1)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,165,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,165,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,165,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 26.5%

14	Type of Reporting Person* OO

*SEE INSTRUCTIONS

Note 1:  EW Transportation LLC (“EW LLC”) is owned by individual investors, including certain of the Issuer’s directors and executive officers, and by KSP Investors A L.P., KSP Investors B L.P. and KSP Investors C L.P. (each a “KSP Entity”).  Park Avenue Transportation Inc. (“PAT”) is the general partner of each KSP Entity.  Mr. Brian P. Friedman owns 51% of PAT.  Mr. Friedman and PAT may be deemed to beneficially own the securities owned by EW LLC.  Mr. Friedman and PAT disclaim beneficial ownership of those securities.

CUSIP No. 48268Y101

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Park Avenue Transportation Inc.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,165,000 (See Note 1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,165,000 (See Note 1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,165,000 (See Note 1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 26.5%

14	Type of Reporting Person* CO

*SEE INSTRUCTIONS

Note 1:  EW LLC is owned by individual investors, including certain of the Issuer’s directors and executive officers, and by the KSP Entities.  PAT is the general partner of each KSP Entity.  Mr. Brian P. Friedman owns 51% of PAT.  Mr. Friedman and PAT may be deemed to beneficially own the securities owned by EW LLC.  Mr. Friedman and PAT disclaim beneficial ownership of those securities.

CUSIP No. 48268Y101

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Brian P. Friedman

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,208,912 (See Note 1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,208,912 (See Note 1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,208,912 (See Note 1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 26.7%

14	Type of Reporting Person* IN

*SEE INSTRUCTIONS

Note 1:  EW LLC is owned by individual investors, including certain of the Issuer’s directors and executive officers, and by the KSP Entities.  PAT is the general partner of each KSP Entity.  Mr. Brian P. Friedman owns 51% of PAT.  Mr. Friedman and PAT may be deemed to beneficially own the securities owned by EW LLC.  Mr. Friedman and PAT disclaim beneficial ownership of those securities.

This Amendment No. 1 to the statement on Schedule 13D (this “Amendment No. 1”) amends the statement originally filed on February 26, 2007 (the “Schedule 13D”) by the reporting persons.  This Amendment No. 1 is being filed in connection with the conversion of Subordinated Units into Common Units of the Issuer as described below pursuant to the Issuer’s partnership agreement.

Capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Schedule 13D.

Item 3.                    Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Issuer was formed on July 8, 2003 as a Delaware limited partnership to own and operate the refined petroleum product marine transportation, distribution and logistics business previously conducted by EW LLC and its subsidiaries.  In connection with its initial public offering in January 2004, the Issuer issued an aggregate of 665,000 Common Units and 4,165,000 subordinated units representing limited partner interests (“Subordinated Units”) to EW LLC and its subsidiaries.  The 665,000 Common Units were redeemed by the Issuer in January 2004 in connection with the Issuer’s initial public offering.

During the subordination period, the Subordinated Units were not entitled to receive any distributions until the Common Units received the minimum quarterly distribution of $0.50 per Common Unit plus any arrearages from prior quarters.  The subordination period ended once the Issuer met the financial tests in its Third Amended and Restated Agreement of Limited Partnership (as amended, the “Partnership Agreement”), but it generally could not end before December 31, 2008.  Prior to December 31, 2008, up to 50% of the Subordinated Units could convert into Common Units if the Issuer met certain financial tests described in the Partnership Agreement.  On each of February 14, 2007 and February 14, 2008, 25% of the outstanding Subordinated Units (or 1,041,250 Subordinated Units) converted into Common Units of the Issuer upon the achievement of these tests.  On February 16, 2009, the remaining Subordinated Units (or 2,082,500 Subordinated Units) converted into Common Units of the Issuer upon achievement of these tests, and the subordination period ended.

Item 4.                    Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Common Units reported in Item 3 above were acquired for investment purposes.

K-Sea General Partner GP LLC, a Delaware limited liability company (“K-Sea GP”), is the general partner of K-Sea General Partner L.P., which is the general partner of the Issuer (the “General Partner”).  K-Sea GP manages the Issuer’s operations and activities.  The General Partner is not elected by the Issuer’s unitholders, and the Issuer’s unitholders are not entitled to elect the directors of K-Sea GP or directly or indirectly participate in the Issuer’s management or operation.

Under the First Amended and Restated Limited Liability Company Agreement of K-Sea General Partner GP LLC (the “LLC Agreement”), the directors of K-Sea GP are elected by its members, which include certain members of the Issuer’s management (10%) and the KSP Entities (90%).  Through his ownership interest in PAT, Mr. Friedman has the ability to influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer and thus the Reporting Persons’ investment.

Under the Partnership Agreement, the General Partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by the General Partner and its affiliates, and the Issuer receives an opinion of counsel regarding limited liability and tax matters.  Any removal of the General Partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding Common Units.  The ownership of more than 33 1/3% of the outstanding units by the General Partner and its affiliates would give it and its affiliates the practical ability to prevent its removal.

The Partnership Agreement contains specific provisions that are intended to discourage a person or group from attempting to remove the General Partner or otherwise change the Issuer’s management.  If any person or group other than the General Partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units.  This loss of voting rights does not apply to any person or group that acquires the units from the General Partner or its affiliates and any transferees of that person or group approved by the General Partner or to any person or group who acquires the units with the prior approval of the board of directors of K-Sea GP.

The Partnership Agreement also provides that if the General Partner is removed under circumstances where cause does not exist and units held by the General Partner and its affiliates are not voted in favor of that removal:

•      any existing arrearages in payment of the minimum quarterly distribution on the Common Units will be extinguished; and

•      the General Partner will have the right to convert its general partner interest and its incentive distribution rights into Common Units or to receive cash in exchange for those interests.

The Common Units issued upon conversion of the Subordinated Units may be distributed to the respective members of EW LLC.

Under the Partnership Agreement, the Issuer has agreed to register for resale under the Securities Act and applicable state securities laws any Common Units or other partnership securities proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of the General Partner as our general partner.

As of the date of this Schedule 13D, none of the Reporting Persons, and to the Reporting Persons’ knowledge, none of the Listed Persons has any plans or proposals which relate to or would result in any of the following actions, except as disclosed herein and except that the Reporting Persons or their affiliates or the Listed Persons may, from time to time or at any time, subject to market and general economic conditions and other factors, purchase additional Common Units in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Common Units now owned or hereafter acquired by them to one or more purchasers:

•	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material change in the present capitalization or dividend policy of the Issuer;

•

any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.

Depending on the factors described in the preceding paragraph, and other factors that may arise in the future, the Listed Persons may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters. In addition, the Listed Persons may entertain discussions with, and proposals to, the Issuer, to other unitholders of the Issuer or to third parties.

References to, and descriptions of, the Partnership Agreement of the Issuer as set forth in this Item 4 are qualified in their entirety by reference to the Partnership Agreement filed as

Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“Commission”) on May 5, 2006, as amended by Amendment No. 1 thereto filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on December 20, 2007, which are incorporated in their entirety in this Item 4.  References to, and descriptions of, the LLC Agreement as set forth in this Item 4 are qualified in their entirety by reference to the LLC Agreement filed as Exhibit 3.8 to the Issuer’s Quarterly Report on Form 10-Q for the period ended December 31, 2003, which is incorporated in its entirety in this Item 4.

Item 5.                    Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           (1)  EW LLC is the record and beneficial owner of 2,983,182 Common Units, which represents 19.0% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3 (“Rule 13d-3”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and there being 15,743,800 Common Units outstanding as of February 17, 2009).  EW LLC also is the beneficial owner of 1,181,818 Common Units held by its wholly owned subsidiaries.

(2)  PAT, as the sole general partner of each of the KSP Entities, may be deemed to beneficially own the 4,165,000 Common Units held by EW LLC and its subsidiaries, which represents 26.5% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3 and there being 15,743,800 Common Units outstanding as of February 17, 2009).  PAT disclaims beneficial ownership of these securities.

(3)  Mr. Friedman is the record and beneficial owner of 43,912 Common Units, which represents 0.28% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3 and there being 15,743,800 Common Units outstanding as of February 17, 2009).  Mr. Friedman, as the owner of 51% of the equity interests of PAT, may be deemed to beneficially own the 4,165,000 Common Units held by EW LLC and its subsidiaries, which represents 26.5% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3 and there being 15,743,800 Common Units outstanding as of February 17, 2009).  Mr. Friedman disclaims beneficial ownership of the securities owned by EW LLC and its subsidiaries.

(4) See Schedule 1 for the aggregate number and percentage of Common Units beneficially owned by the Listed Persons.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.

(c) Except as described in Item 3 above or elsewhere in this Amendment No. 1 or the Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons has effected any transactions in the Common Units during the past 60 days.

(d) EW LLC has the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by EW LLC on the cover page of this Amendment No. 1 and in this Item 5.  See Schedule 1 for the information applicable to the Listed Persons.  The members of EW LLC may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units beneficially owned by EW LLC. Except for the foregoing and the cash distribution described in Item 6 of the Schedule 13D, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits.

99.1

Third Amended and Restated Agreement of Limited Partnership of K-Sea Transportation Partners L.P. (including specimen unit certificate for the common units) (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 5, 2006).

99.2

Amendment No. 1 to the Third Amended and Restated Agreement of Limited Partnership of K-Sea Transportation Partners L.P. (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2007).

99.3

First Amended and Restated Agreement of Limited Partnership of K-Sea General Partner L.P. (incorporated by reference to Exhibit 3.6 to the Issuer’s Quarterly Report on Form 10-Q for the period ended December 31, 2003).

99.4

First Amended and Restated Limited Liability Company Agreement of K-Sea General Partner GP LLC (incorporated by reference to Exhibit 3.8 to the Issuer’s Quarterly Report on Form 10-Q for the period ended December 31, 2003).

99.5	Joint Filing Statement (incorporated by reference to Exhibit 99.4 to the Schedule 13D).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  March 18, 2009

EW TRANSPORTATION LLC

By:	/s/ Terrence P. Gill
Terrence P. Gill
Chief Financial Officer

PARK AVENUE TRANSPORTATION, INC.

By:	/s/ Brian P. Friedman
Brian P. Friedman
President

BRIAN P. FRIEDMAN

/s/ Brian P. Friedman
Brian P. Friedman

Schedule 1

Listed Persons

Executive Officers of EW Transportation LLC

Timothy J. Casey

One Tower Center Boulevard, 17th Floor

East Brunswick, New Jersey 08816

Principal Occupation: President and Chief Executive Officer of the Issuer

Citizenship: USA
Amount Beneficially Owned: 50,700 Common Units (less than 1%)*

Terrence P. Gill

One Tower Center Boulevard, 17th Floor

East Brunswick, New Jersey 08816

Principal Occupation: Chief Financial Officer of the Issuer

Citizenship: USA
Amount Beneficially Owned: 5,350 Common Units (less than 1%)*

Thomas M. Sullivan

One Tower Center Boulevard, 17th Floor

East Brunswick, New Jersey 08816

Principal Occupation: Chief Operating Officer and President, Atlantic Region of the Issuer

Citizenship: USA
Amount Beneficially Owned: 15,500 Common Units direct and 1,285 Common Units indirect (less than 1%)*

Richard P. Falcinelli

One Tower Center Boulevard, 17th Floor

East Brunswick, New Jersey 08816

Principal Occupation: Executive Vice President and Secretary of the Issuer

Citizenship: USA
Amount Beneficially Owned: 16,300 Common Units direct and 400 Common Units indirect (less than 1%)*

Gregory J. Haslinsky

One Tower Center Boulevard, 17th Floor

East Brunswick, New Jersey 08816

Principal Occupation: Vice President, Sales and Marketing of the Issuer

Citizenship: USA

Amount Beneficially Owned: 13,275 Common Units direct (less than 1%)*

Board of Directors of EW Transportation LLC

James J. Dowling

520 Madison Avenue

New York, New York 10022
Principal Occupation: Senior Advisor of Jefferies Capital Partners
Citizenship: USA
Amount Beneficially Owned: 28,000 Common Units direct (less than 1%)*

Timothy J. Casey

(see above)

James L. Luikart

520 Madison Avenue

New York, New York 10022
Principal Occupation: Managing Director of Jefferies Capital Partners
Citizenship: USA
Amount Beneficially Owned: 0

Seth E. Wilson

520 Madison Avenue

New York, New York 10022
Principal Occupation: Managing Director of Jefferies Capital Partners
Citizenship: USA
Amount Beneficially Owned: 0

Executive Officers of Park Avenue Transportation, Inc.

Brian P. Friedman

President

See accompanying Schedule 13D

James Luikart

Vice President, Secretary and Treasurer

(see above)

Board of Directors of Park Avenue Transportation Inc.

Brian P. Friedman

(see above)

James Luikart

(see above)

* Unless otherwise indicated, the Listed Person has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Common Units

EXHIBIT INDEX

99.1

Third Amended and Restated Agreement of Limited Partnership of K-Sea Transportation Partners L.P. (including specimen unit certificate for the common units) (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 5, 2006).

99.2

Amendment No. 1 to the Third Amended and Restated Agreement of Limited Partnership of K-Sea Transportation Partners L.P. (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2007).

99.3

First Amended and Restated Agreement of Limited Partnership of K-Sea General Partner L.P. (incorporated by reference to Exhibit 3.6 to the Issuer’s Quarterly Report on Form 10-Q for the period ended December 31, 2003).

99.4

First Amended and Restated Limited Liability Company Agreement of K-Sea General Partner GP LLC (incorporated by reference to Exhibit 3.8 to the Issuer’s Quarterly Report on Form 10-Q for the period ended December 31, 2003).

99.5	Joint Filing Statement (incorporated by reference to Exhibit 99.4 to the Schedule 13D).